CHROMADEX CORPORATION

10900 Wilshire Blvd. Suite 600

Los Angeles, CA 90024

November 14, 2022

VIA EDGAR

Lauren Hamill

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ChromaDex Corporation Registration Statement on Form S-3 (File No. 333-268148)

Dear Ms. Hamill:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ChromaDex Corporation hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-268148) so that it may become effective at 4:00 p.m. Eastern Time on November 16, 2022, or as soon thereafter as practicable.

Very truly yours, CHROMADEX CORPORATION

By:	/s/ Robert Fried
	Name:	Robert Fried
	Title:	Chief Executive Officer